Exhibit (a)(5)(xiv)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE CNX GAS CORPORATION	)	CONSOLIDATED
SHAREHOLDERS LITIGATION	)	C.A. No. 5377-VCL

OPINION

Date Submitted: May 24, 2010

Date Decided: May 25, 2010

Seth D. Rigrodsky, Brian D. Long, RIGRODSKY & LONG, P.A., Wilmington, Delaware; Daniel W. Kranser, Gregory M. Nespole, Scott J. Farrell, Rachel S. Poplock, WOLF HALDENSTEIN ADLER FREEMAN & HERZ LLP, New York, New York, Co-Lead Counsel for Plaintiffs.

Donald J. Wolfe, Jr., Brian C. Ralston, Scott B. Czerwonka, POTTER ANDERSON & CORROON LLP, Wilmington, Delaware; Theodore N. Mirvis, Paul K. Rowe, Elaine P. Golin, WACHTELL, LIPTON, ROSEN & KATZ, New York, New York, Attorneys for Defendants CONSOL Energy Inc., J. Brett Harvey, Phillip W. Baxter, and Raj K. Gupta.

Robert S. Saunders, Ronald N. Brown, III, Arthur R. Bookout, SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP, Wilmington, Delaware, Attorneys for Defendant John Pipski.

Collins J. Seitz, Jr., David E. Ross, Bradley R. Aronstam, CONNOLLY BOVE LODGE & HUTZ LLP, Wilmington, Delaware, Attorneys for Defendant CNX Gas Corporation.

LASTER, Vice Chancellor.

Representatives of a putative class of minority stockholders have challenged a controlling stockholder freeze-out structured as a first-step tender offer to be followed by second-step short-form merger. The plaintiffs have sued the controlling stockholder, its controlled subsidiary, and the four members of the subsidiary board. Three of the subsidiary directors are also directors of the controller. The fourth is an independent outsider and the sole member of the special committee formed to respond to the controller’s tender offer. The plaintiffs have moved for a preliminary injunction against the transaction.

I apply the unified standard for reviewing controlling stockholder freeze-outs described in In re Cox Communications, Inc. Shareholders Litigation, 879 A.2d 604 (Del. Ch. 2005). Under that standard, the business judgment rule applies when a freeze-out is conditioned on both the affirmative recommendation of a special committee and the approval of a majority of the unaffiliated stockholders. Because the special committee did not recommend in favor of the tender offer, the transaction at issue in this case will be reviewed for entire fairness. Although the lack of an affirmative recommendation is sufficient to trigger fairness review under Cox Communications, the plaintiffs also have shown that the special committee was not provided with the authority to bargain with the controller on an arms’ length basis. The plaintiffs similarly have established a reasonable basis to question the effectiveness of the majority-of-the-minority tender condition.

Because a fairness standard applies to the challenged transaction, any harm to the putative class can be remedied through a post-closing damages action. There are no viable disclosure claims, and the tender offer is not coercive. I therefore decline to issue a preliminary injunction.

I. FACTUAL BACKGROUND

The record developed during expedited discovery is limited. I draw the facts from the public disclosures provided in connection with the freeze-out and the few documents and five deposition transcripts submitted by the parties.

A.	CONSOL Forms CNX Gas.

Defendant CONSOL Energy, Inc. (“CONSOL”) is a Delaware corporation with its principal place of business in Canonsburg, Pennsylvania. CONSOL is the largest producer of high-Btu bituminous coal in the United States. Its shares trade publicly on the New York Stock Exchange under the symbol “CNX.”

CONSOL is also a leader in the production of coalbed methane gas. In the early 1980s, CONSOL began extracting coalbed methane gas to reduce the gas content of its coal and enhance the safety and productivity of its mining operations. From these beginnings sprang a commercial coalbed methane gas business.

In June 2005, CONSOL formed defendant CNX Gas Corporation (“CNX Gas”), also a Delaware corporation, to conduct CONSOL’s natural gas operations. CONSOL’s board of directors authorized a public offering of less than 20% of the common stock of CNX Gas as the first step towards a potential spin-off. In August 2005, CNX Gas sold approximately 27.9 million shares in a private placement. A registration statement for the shares was declared effective in January 2006, and shares of CNX Gas began trading publicly on the New York Stock Exchange under the symbol “CXG.”

In contemplation of the potential spin-off, CONSOL and CNX Gas entered into a number of agreements to govern their relationship, including a Master Separation Agreement, a Master Cooperation and Safety Agreement, a Tax Sharing Agreement, and a Services Agreement. Among other things, the Master Separation Agreement provides that as long as CONSOL beneficially owns at least 50% of the CNX Gas common stock, CNX Gas will not (i) take any action to limit the ability of CONSOL to transfer its shares, (ii) take any action that could reasonably result in CONSOL defaulting under any contract or agreement, or (iii) issue any additional equity without CONSOL’s consent if the issuance would result in CONSOL owning less than 80% of CNX Gas’ outstanding shares. The Master Separation Agreement gives CONSOL the right to purchase additional shares of common stock in order to maintain at least 80% ownership in CNX Gas or to enable CONSOL to distribute its shares of CNX Gas in a tax-free spin-off. The exercise price under either option is the then-market price for CNX Gas common stock. CNX Gas further agreed not to buy or sell any assets, dispose of any assets, or acquire any equity or debt securities of a third party, in each case in excess of $30 million, without CONSOL’s prior consent.

As of April 26, 2010, there were 151,021,770 shares of CNX Gas common stock outstanding. CONSOL, its officers and directors, and the officers and directors of CNX Gas own 126,057,300 shares for an aggregate ownership stake of approximately 83.5%.

The remaining shares of CNX Gas are held principally by institutional investors, with the top twenty-five institutions holding over 87% of the public float. The largest minority stockholder of CNX Gas is T. Rowe Price Associates, Inc. (“T. Rowe Price”).

The T. Rowe Price Capital Appreciation Fund and its clones (mirror image portfolios managed for insurance companies) hold approximately four million shares of CNX Gas. David Giroux manages the Capital Appreciation Fund. The T. Rowe Price Mid-Cap Growth Fund and its clones hold approximately five million shares of CNX Gas. John Wakeman and Brian Berghuis manage the Mid-Cap Growth Fund. Other funds in the T. Rowe Price family hold approximately 470,000 additional shares. In total, T. Rowe Price beneficially owns 9,474,116 shares of CNX Gas, representing 6.3% of the outstanding common stock and approximately 37% of the public float.

T. Rowe Price holds a slightly larger percentage stake in CONSOL, primarily through the Mid-Cap Growth Fund. In the aggregate, the T. Rowe Price fund family, including index funds, owns approximately 11,809,600 CONSOL shares. This represents approximately 6.5% of CONSOL’s outstanding common stock. T. Rowe Price also owns CONSOL debt. The Capital Appreciation Fund does not own any CONSOL stock or debt.

B.	CONSOL’s 2008 Proposal

In January 2008, CONSOL proposed to acquire the public shares of CNX Gas through an exchange offer. On January 29, 2008, CONSOL publicly announced that it would exchange 0.4425 shares of CONSOL common stock for each share of CNX Gas it did not own. Based on the pre-announcement price of CONSOL common stock, the value of the consideration was $33.70. Various institutional investors, including T. Rowe Price, reacted negatively and indicated that they would not tender their shares. Although the board of CNX Gas formed a special committee to evaluate the exchange offer, CONSOL withdrew its proposal without ever formally commencing an exchange offer and before the special committee had a chance to consider it.

C.	CONSOL Reorganizes The Board And Management Of CNX Gas.

In January 2009, CONSOL decided to revamp the corporate governance structure of CNX Gas. All board committees other than the audit committee were eliminated. The size of the board was decreased from eight directors to five. A subsequent resignation reduced its membership to four. The remaining directors are defendants J. Brett Harvey, the Chief Executive Officer of CONSOL; Philip W. Baxter and Raj K. Gupta, both directors of CONSOL; and John R. Pipski, the sole independent director of CNX Gas.

In addition to the board-level changes, Harvey took over as Chairman and CEO of CNX Gas. Nicholas DeIuliis, who had been CEO of CNX Gas, became Chief Operating Officer of CONSOL and CNX Gas. Other senior executives of CONSOL and CNX Gas also hold dual roles. William J. Lyons is Chief Financial Officer of both CONSOL and CNX Gas. F. Jerome Richey is General Counsel of both CONSOL and CNX Gas. Robert P. King is Executive Vice President—Business Advancement and Support Services of both CONSOL and CNX Gas. Robert F. Pusateri is Executive Vice President—Energy Sales and Transportation Services of both CONSOL and CNX Gas. Daniel Zajdel is Vice President of Investor Relations for both CONSOL and CNX Gas.

D.	The Tender Agreement With T. Rowe Price

In September 2009, CONSOL approached T. Rowe Price about potentially acquiring its CNX Gas shares. Harvey contacted Wakeman, a co-manager of the Mid-Cap Growth Fund, and asked him whether T. Rowe Price would consider exchanging its CNX Gas shares for CONSOL shares. Wakeman said he would get back to Harvey, but did not, and the discussions lay dormant for six months.

On March 9, 2010, Wakeman and Berghuis, the co-managers of the Mid-Cap Growth Fund, met with DeIuliis and Zajdel while attending an investor conference in Orlando, Florida. None of these gentlemen were deposed. A faxed memo dated March 11 and an email dated March 12, both from Wakeman to DeIuliis, indicate that the meeting participants discussed having CONSOL acquire T. Rowe Price’s shares of CNX Gas in connection with a freeze-out transaction. During the meeting, the T. Rowe Price representatives suggested a price in the mid-$40s, and DeIuliis indicated that a price of up to $40 per share could be acceptable. That same day, T. Rowe Price put CONSOL and CNX Gas on its restricted list. This permitted T. Rowe Price to negotiate with CONSOL over a potential sale.

In his March 11 memo, Wakeman followed up on these discussions. Wakeman stated that he viewed the CONSOL strategy as “pretty smart” and listed ten reasons why a freeze-out at $40 to $42.50 per share “ma[de] sense” for CONSOL. His reasons included the following:

(3)	[CONSOL]’s management team A/K/A [CNX Gas]’s management has done a nice job of working down growth expectations for [CNX Gas] in 2010-2012 so [CNX Gas]’s #’s are too low on the production side.

* * *

(6)	Given the low expectations for [CNX Gas], your new growth strategy for [CNX Gas] is not in street models for post 2011. As you ramp up production here starting in the 2H-2010 and into 2011-12 this is upside to the [CONSOL] story.

(7)	It is interesting to note that a buy in price of $40 or $42.50 really has minimal impact on the initial deal dilution so the purchase price should almost be a non-event.

The defendants portray the fax as Wakeman’s friendly way of pushing for a price in excess of $40 for the CNX Gas shares. I regard it (at least at this preliminary stage) as suggesting Wakeman supported a freeze-out because of the benefits to CONSOL.

On March 15, 2010, CONSOL announced that it had agreed to acquire the gas assets of Dominion Resources, Inc., a CNX Gas competitor, for approximately $3.475 billion in cash (the “Dominion Transaction”). Many of Dominion’s assets are located near CNX Gas properties. Under the Master Separation Agreement, CNX Gas has a right of first refusal on any corporate opportunity involving future gas rights that CONSOL proposes to pursue. The CONSOL board determined not to offer the Dominion Transaction to CNX Gas pursuant to the right of first refusal because it concluded that CNX Gas lacked the financial resources and could not access the capital markets. CNX Gas could not raise sufficient equity financing without CONSOL’s consent, and CONSOL was unwilling to permit the necessary issuance. Nevertheless, the long term benefits of consolidating the Dominion and CNX Gas assets were obvious, and CONSOL announced publicly that it was “evaluating a range of structural alternatives to facilitate the operation and development of the acquired assets including, among other things, consideration of the acquisition by CONSOL of the shares of CNX Gas common stock that it does not already own.”

On March 16, 2010, one day after the announcement of the Dominion Transaction, Shawn Driscoll, the analyst at T. Rowe Price who covered CNX Gas, contacted Zajdel to schedule a meeting with CONSOL management. A meeting was set for March 19. On March 17, Wakeman e-mailed DeIuliis “to advance the ball in our discussions.” He wrote that “based on the belief that you would prefer an all-stock transaction in light of the recent development involving the asset purchase with Dominion Resources we feel that a $42.50 price along with a small collar of 5-10% of deal price support would allow us to support any purposed [sic.] transaction with [CNX Gas].”

The attendees for CONSOL at the March 19 meeting were Harvey, CEO of both CONSOL and CNX Gas, and Richey, General Counsel of both CONSOL and CNX Gas. The attendees for T. Rowe Price were Driscoll, the analyst; Giroux from the Capital Appreciation Fund; John Linehan, T. Rowe Price’s director of equities; and T. Rowe Price’s counsel. Wakeman and Berghuis from the Mid-Cap Growth Fund did not attend. They gave Giroux their proxy to negotiate on their behalf.

The meeting was divided into two phases: a negotiation session and an informational meeting about the Dominion Transaction. During the negotiation session, Driscoll presented T. Rowe Price’s views on valuation, which relied in part on the Dominion Transaction as a comparable arms’ length transaction involving similar assets. Giroux then suggested a range of $42 to $50 per share. Harvey responded by offering $35 per share in cash. Giroux rejected this as “not realistic.” A long discussion ensued. Harvey then asked for a break-out room and met with Richey in private. After they returned, Harvey raised his offer to $37 per share in cash. Giroux responded, “we need $40.” Harvey rejected that figure and regarded the negotiations as over.

With the negotiation session finished, Giroux departed. The record suggests that he called Berghuis, although the point is undeveloped. The remaining participants, including Linehan, discussed the Dominion Transaction. The plaintiffs assert that at the conclusion of the Dominion discussion, Linehan retrieved Giroux. Upon returning, Giroux stated that his “final offer” was now $38.25 in cash. Harvey agreed to $38.25, subject to the approval of the CONSOL board.

The CONSOL board signed off on the transaction with T. Rowe Price on March 20, 2010. On March 21, CONSOL and T. Rowe Price executed a tender agreement, and CONSOL issued a press release announcing the agreement and the contemplated tender offer. The tender agreement provided that, subject to certain conditions, CONSOL would commence the tender offer no later than May 5, 2010, at a price of no less than $38.25 per share in cash. The tender agreement obligated T. Rowe Price to tender its shares of CNX Gas no later than 10 business days after the commencement of the offer and to not withdraw its shares.

E.	The Tender Offer

On April 28, 2010, CONSOL commenced a tender offer to acquire the outstanding public shares of CNX Gas at a price of $38.25 per share in cash (the “Tender Offer”). The price represents a premium of 45.83% over the closing price of CNX Gas’s common stock on the day before CONSOL announced the Dominion Transaction and its intent to acquire the shares of CNX Gas that it did not already own ($26.23). The Tender Offer price represents a 24.19% premium over the closing price of CNX Gas’s common stock on the day before CONSOL announced the T. Rowe Price agreement ($30.80).

CONSOL has committed to effect a short-form merger promptly after the successful consummation of the Tender Offer. In the merger, remaining stockholders will receive the same consideration of $38.25 per share in cash. Consummation of the Tender Offer is subject to a non-waivable condition that a majority of the outstanding minority shares be tendered, excluding shares owned by directors or officers of CONSOL or CNX Gas. The T. Rowe Price shares are included in the majority-of-the-minority calculation. With the T. Rowe Price shares locked up, CONSOL only needs to obtain an additional 3,006,316 shares, or approximately 12% of the outstanding stock, to satisfy the condition.

F.	The Special Committee

After the public announcement of the tender agreement with T. Rowe Price, Lyons, the CFO of CONSOL and CNX Gas, discussed with Pipski, the lone independent director of CNX Gas, the possibility that the CNX Gas board might form a special committee in connection with the CONSOL Tender Offer. On April 9, 2010, Pipski met with Harvey and delivered a letter asking that CNX Gas form a special committee to evaluate the proposed Tender Offer and elect an additional director who could join Pipski on the special committee. At a special meeting held on April 15, the CNX Gas board unanimously approved the formation of a special committee consisting of Pipski (the “Special Committee”). The board did not act on Pipski’s request for an additional director.

The scope of the authority that the CNX Gas board provided to the Special Committee was limited. The Special Committee was authorized only to review and evaluate the Tender Offer, to prepare a Schedule 14D-9, and to engage legal and financial advisors for those purposes. The resolution did not authorize the Special Committee to negotiate the terms of the Tender Offer or to consider alternatives. Pipski asked for the authority to consider alternatives, but the CNX Gas board declined his request. The CNX Gas board majority grounded its decision on CONSOL’s unwillingness to sell its CNX Gas shares.

After the April 15 board meeting, the Special Committee retained Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as its legal advisor and Lazard, Ltd. (“Lazard”) as its financial advisor. The next day, Pipski delivered a letter to his fellow directors asking that they expand the Special Committee’s authority to include “the full powers and authority of the board of directors” with respect to the Tender Offer. On April 21, the CNX Gas board declined this request, again because CONSOL was unwilling to sell its CNX Gas shares.

On April 22, 2010, CONSOL provided the Special Committee and its advisors with financial information, including projections for CNX Gas. On April 26, representatives from Skadden and Lazard met with executives of CONSOL and CNX Gas, including Harvey, DeIuliis, and Lyons. The Special Committee’s advisors also spoke with T. Rowe Price.

On May 5, 2010, Pipski and his advisors met in person to determine how to respond to the Tender Offer. Lazard advised Pipski that it would be able to opine that an offer price of $38.25 per share was fair from a financial point of view to holders of CNX Gas common stock other than CONSOL. But Pipski and his advisors believed that CONSOL was not paying the highest price it was prepared to pay.

Even though the Special Committee was technically not authorized to negotiate, Pipski decided to seek a price increase. On May 5, 2010, Skadden advised CONSOL’s counsel that Pipski could not recommend the Tender Offer at a price of $38.25 but likely could do so at $41.20. Five days later, on May 10, the day before the Schedule 14D-9 was due, the CNX Gas board retroactively granted the Special Committee authority to negotiate. On the next day, May 11, Pipski and his advisors held a call with CONSOL senior executives and their advisors. CONSOL declined to increase the price.

Later on May 11, the Special Committee issued the Schedule 14D-9. The Special Committee stated in the Schedule 14D-9 that it “determined not to express an opinion on the offer and to remain neutral with respect to the offer.” The Special Committee cited its “concerns about the process by which CONSOL determined the offer price” and its “view that CONSOL was unwilling to negotiate the offer price.” The Schedule 14D-9 noted that a member of CONSOL management (apparently DeIuliis) previously suggested that CNX Gas stock was worth more than $38.25. The Schedule 14D-9 also reported that the CNX Gas board refused to expand the size of the Special Committee or grant it the full power of the board in connection with the offer.

The Schedule 14D-9 specifically cited the tender agreement with T. Rowe Price as a “potentially negative factor[]” that the Special Committee considered when evaluating the Tender Offer. The Schedule 14D-9 states:

The Tender Agreement with T. Rowe Price increases the certainty of the offer being successful and, as a result, reduces the likelihood of any increase in the offer price by reducing the negotiation leverage of the “majority of the minority” condition. The Special Committee considered that T. Rowe Price’s interests may not be the same as the other minority shareholders due to the fact that T. Rowe Price beneficially owned 6.51% of the outstanding common stock of CONSOL. In addition, the offer price was determined through relatively short negotiations with T. Rowe Price without the input from any other minority shareholders or the Special Committee.

Trading in CNX Gas stock suggests a market consensus that a price bump was unlikely. Since the announcement of the tender offer agreement, CNX Gas shares have not traded more than a couple of pennies above the $38.25 per share agreed to by T. Rowe Price. The plaintiffs argue that by entering into the agreement with T. Rowe Price and announcing it on March 21, CONSOL capped the price of the CNX Gas stock and hamstrung the Special Committee.

The Tender Offer is scheduled to close tomorrow, May 26, 2010, at 5:00 p.m.

II. LEGAL ANALYSIS

A preliminary injunction will issue if the plaintiffs demonstrate “(1) a reasonable probability of ultimate success on the merits at trial; (2) that the failure to issue a preliminary injunction will result in immediate and irreparable injury before the final hearing; and (3) that the balance of hardships weighs in the movant’s favor.” La. Mun. Police Employees’ Ret. Sys. v. Crawford, 918 A.2d 1172, 1185 (Del. Ch. 2007).

A.	The Plaintiffs Have Shown A Reasonable Likelihood Of Success On The Merits Of Their Fairness Claim.

The plaintiffs contend that the Tender Offer should be reviewed for entire fairness. This argument requires that I weigh in on a critical and much debated issue of Delaware law: the appropriate standard of review for a controlling stockholder freeze-out.

1.	The Appropriate Standard Of Review For The Tender Offer

As knowledgeable readers understand all too well, Delaware law applies a different standard of review depending on how a controlling stockholder freeze-out is structured. Under Kahn v. Lynch Communications Systems, Inc., 638 A.2d 1110 (Del. 1994) [hereinafter, “Lynch”], a negotiated merger between a controlling stockholder and its subsidiary is reviewed for entire fairness.1 But under In re Siliconix Inc. Shareholders Litigation, 2001 WL 716787 (Del. Ch. June 19, 2001), a controller’s unilateral tender

[1]	Lynch typically is assumed to have involved a single-step, long-form merger. See, e.g., Krasner v. Moffett, 826 A.2d 277, 287 (Del. 2003); Glassman v. Unocal Exploration Corp., 777 A.2d 242, 247-48 n.25 (Del. 2001); Kahn v. Tremont Corp., 694 A.2d 422, 428-29, 432-33 (Del. 1997). This assumption turns out to be incorrect: Lynch involved a two-step transaction, initially consisting of a consensual tender offer followed by a long form merger, but consummated as a tender offer followed by a short-form merger. See Peter V. Letsou & Steven M. Haas, The Dilemma That Should Never Have Been: Minority Freeze Outs in Delaware, 61 Bus. Law. 25, 37 n.80, 44 n.125, 47-48 (2005). Consistent with the actual transaction at issue in Lynch, the Court of Chancery has regarded an agreed-upon tender offer and squeeze-out merger as subject to entire fairness review under Lynch. See, e.g., In re Revlon, Inc. S’holders Litig., 990 A.2d 940, 956-57 (Del. Ch. 2010) [hereinafter, “Revlon II”]; In re Unocal Exploration Corp. S’holders Litig., 793 A.2d 329, 338 n.26 (Del. Ch. 2000), aff’d sub nom. Glassman v. Unocal Exploration Corp., 777 A.2d 242 (Del. 2001); Andra v. Blount, 772 A.2d 183, 195 n.30 (Del. Ch. 2000); Hartley v. Peapod, Inc., C.A. No. 19025 (Del. Ch. Feb. 27, 2002) (TRANSCRIPT); see generally 1 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations § 9.36A (3d ed. & 2010 Supp.) (describing Peapod ruling).

offer followed by a short-form merger is reviewed under an evolving standard far less onerous than Lynch.2 The tension created by the different fiduciary standards has been discussed at length by Vice Chancellor Strine3 and generated reams of scholarly and practitioner commentary.4 I will set forth my own views in more abbreviated fashion.

[2]	For post-Siliconix decisions reviewing this transaction structure, see, for example, In re Cox Radio, Inc. S’holders Litig., 2010 WL 1806616 (Del. Ch. May 6, 2010); Next Level Commc’ns, Inc. v. Motorola, Inc., 834 A.2d 828 (Del. Ch. 2003); In re Pure Res. S’holders Litig., 808 A.2d 421 (Del. Ch. 2002) [hereinafter, “Pure Resources”]; In re Aquila Inc. S’holders Litig., 805 A.2d 184 (Del. Ch. 2002). For pre-Siliconix decisions, see In re Life Tech., Inc. S’holders Litig., 1998 WL 1812280 (Del. Ch. Nov. 24, 1998) (TRANSCRIPT); In re Ocean Drilling & Exploration Co. S’holders Litig., 1991 WL 70028 (Del. Ch. Apr. 30, 1991). The effectiveness of the Siliconix structure as a potential means of avoiding entire fairness review under Lynch depended on the absence of fairness review for the back-end short-form merger. In Glassman, decided just one month after Siliconix, the Delaware Supreme Court held that appraisal was a stockholder’s exclusive remedy following a short-form merger. 777 A.2d at 248. The two decisions together created the doctrinal path for a Siliconix freeze-out. See Pure Resources, 808 A.2d at 437; Letsou & Haas, supra, at 48.
[3]	See Cox Communications, 879 A.2d at 614-34, 642-48; Pure Resources, 808 A.2d at 432-46; In re Cysive, Inc. S’holders Litig., 836 A.2d 531, 547-51 (Del. Ch. 2003); Leo E. Strine, Jr., The Inescapably Empirical Foundation of the Common Law of Corporations, 27 Del. J. Corp. L. 499, 507-14 (2002).
[4]	See, e.g., Faith Stevelman, Going Private at the Intersection of the Market and the Law, 62 Bus. Law. 775 (2007); Letsou & Haas, supra; Guhan Subramanian, Fixing Freezeouts, 115 Yale L.J. 2 (2005) [hereinafter, “Fixing Freezeouts”]; Bradley R. Aronstam et al., Revisiting Delaware’s Going Private Dilemma Post-Pure Resources, 59 Bus. Law. 1459 (2004); Ronald J. Gilson & Jeffrey N. Gordon, Controlling Controlling Shareholders, 152 U. Pa. L. Rev. 785 (2003); John E. Abramczyk et al., Going-Private “Dilemma”?—Not in Delaware, 58 Bus. Law. 1351 (2003); Bradley R. Aronstam et al., Delaware’s Going Private Dilemma: Fostering Protections for Minority Shareholders in the Wake of Siliconix and Unocal Exploration, 58 Bus. Law. 519 (2003) [hereinafter, “Delaware’s Dilemma”].

I question the soundness of the twin cornerstones on which Siliconix rests. The first cornerstone is the statutory distinction between mergers and tender offers and the lack of any explicit role in the General Corporation Law for a target board of directors responding to a tender offer. For reasons explained at length in Pure Resources, the statutory distinction fails to justify adequately the divergent fiduciary approaches. See Pure Resources, 808 A.2d at 433-44, 439-41. Scholars have joined in criticizing the statutory distinction. See, e.g., Fixing Freezeouts, supra, at 24-25; Gilson & Gordon, supra, at 820-21.

The second cornerstone has been Solomon v. Pathe Communications Corp., 672 A.2d 35 (Del. 1996) [hereinafter, “Solomon II”], which has been cited repeatedly for the rule that a tender offeror has no duty to provide a fair price. But Solomon II did not involve a freeze-out. Chancellor Allen, whose decision granting a motion to dismiss was affirmed by the Delaware Supreme Court in Solomon II, described the case as follows:

The suit grows out of the tail-end of a commercial debacle in which Credit Lyonnais Banque Nederland N.V. (“CLBN”) on its way to losing a huge sum, was forced to exercise certain contractual rights and its rights as a secured party, first to take over the management and later the legal ownership of MGM/UA Communications Corporation (“MGM”) and, incidentally thereto, of Pathe Communications Corporation [“Pathe”].

Solomon v. Pathe Communications Corp., 1995 WL 250374, at *1 (Del. Ch. Apr. 21, 1995) [hereinafter, “Solomon I”] (emphasis added).

The facts giving rise to Solomon II lead away from Siliconix. CLBN obtained its contractual and secured party rights when it financed Pathe’s purchase of 98.5% of the common stock of MGM, years before the tender offer. As security for the loan, Pathe pledged the MGM shares and Pathe’s controlling stockholder (the notorious Giancarlo Paretti) pledged his 89.5% interest in Pathe. CLBN also acquired the right to vote the MGM and Pathe shares as the trustee of two voting trusts. When Pathe and MGM defaulted on the debt, CLBN exercised its voting power to take control of the Pathe and MGM boards. Paretti contested those actions, leading to Chancellor Allen’s decision in the resulting Section 225 proceeding and his famous footnote 55. See Credit Lyonnais Banque Nederland, N.V. v. Pathe Commc’ns Corp., 1991 WL 277613 (Del. Ch. Dec. 30, 1991).

Despite losing the Section 225 action, “Paretti and his associates . . . continued in Italian courts to challenge CLBN’s attempt to exercise control over Pathe and MGM” to the point of obtaining an order from an Italian court purporting to restore Paretti to power. Solomon I, 1995 WL 250374, at *3. At that point, CLBN gave notice that it was foreclosing on its security interests in the Pathe and MGM shares. Id.

To help ensure that Pathe would not attempt to delay the foreclosure, CLBN offered to make a tender offer for an unspecified number of Pathe’s publicly held shares of common stock. In response, Pathe appointed a special committee to review the proposal with the assistance of its own legal and financial advisors.

On May 1, 1992, Pathe and CLBN executed an agreement in which Pathe agreed not to delay the foreclosure. In turn, CLBN agreed to make a public tender offer of $1.50 per share for up to 5.8 million of Pathe’s publicly held shares.

Solomon II, 672 A.2d at 37; accord Solomon I, 1995 WL 250374, at *3-4. CLBN also agreed to purchase outstanding Pathe bonds at discounted prices and to provide credit support for a portion of the principal and interest on the outstanding bonds. Solomon I, 1995 WL 250374, at *4.

When the tender offer was announced, a stockholder plaintiff filed suit. The complaint challenged the tender offer as “coercive” and alleged various breaches of fiduciary duty by CLBN in its capacity as controlling stockholder of Pathe and MGM and by the directors of Pathe and CLBN. As Chancellor Allen observed,

Owning a 10% minority share in a corporation (Pathe) that shortly would own practically no assets, no doubt would strike most of us as an unattractive option. Plaintiff however sees the option to tender all shares to CLBN as an equitable wrong. He brought suit immediately (May 1992) but did not seek to enjoin the transaction, and until March 14, 1994 when he filed an amended complaint, plaintiff did essentially nothing to pursue the case.

Solomon I, 1995 WL 250374, at *1. The defendants moved to dismiss the amended complaint for failure to state a claim on which relief could be granted. Chancellor Allen granted the motion, and the Delaware Supreme Court affirmed.

In holding that the complaint failed to state a claim, Chancellor Allen ruled that “the adequacy of the price in a tender offer does not raise a triable issue unless price is connected to valid claims of breach of fiduciary duty, such as disclosure problems or actionable coercion.” Solomon I, 1995 WL 250374, at *5. On appeal, the Delaware Supreme Court remarked similarly that “[i]n the case of totally voluntary tender offers, as here, courts do not impose any right of the shareholders to receive a particular price.” Solomon II, 672 A.2d at 39.

Neither Chancellor Allen nor the Delaware Supreme Court delved into the particulars of a controlling stockholder tender offer, much less a tender offer made unilaterally by a controller as the front-end of a squeeze-out transaction. Nor was there any reason to. CLBN did not make its tender offer unilaterally. The transaction was part of an agreement CLBN negotiated with Pathe and MGM in which the debtors agreed not to contest CLBN’s rights as a secured lender and, in return, CLBN made accommodations to the debtors that included the tender offer. The transaction did not contemplate any form of back-end squeeze-out. It provided protection against the minority stockholders being left owning 10% of a corporation with no assets. Nothing about CLBN’s actions resembled those of a controller in a squeeze-out scenario. CLBN was acting primarily in its role as a third-party lender. When a controller exercises contractual or statutory rights as a third-party lender, its actions are not subject to fiduciary review. See Odyssey Partners, L.P. v. Fleming Cos., 735 A.2d 386, 414-15 (Del. Ch. 1999) (rejecting argument that fiduciary review applied to controlling stockholder’s exercise of creditor rights at statutory foreclosure sale); see also Nemec v. Shrader, 991 A.2d 1120, 1129 (Del. 2010) (“It is a well-settled principle that where a dispute arises from obligations that are expressly addressed by contract, that dispute will be treated as a breach of contract claim. In that specific context, any fiduciary claims arising out of the same facts that underlie the contract obligations would be foreclosed as superfluous.”).

Moreover, despite starting from the premise that Pathe’s stockholders did not have “any right to receive a ‘fair price’ in a tender offer,” Solomon I, 1995 WL 250374, at *5, Chancellor Allen considered the plaintiff’s allegations that the $1.50 tender offer price was unfair, id. at *5 n.5. He rejected each argument as resting on the premise, no longer valid, that Pathe owned a valuable asset in the form of its MGM stock. Id. (“Insofar as the facts alleged show, Pathe has no legitimate claim to those assets, as it was in default of its obligations secured by its MGM stock.”). The Delaware Supreme Court affirmed “[t]he Chancellor’s holding that none of the facts cited by Solomon ‘can be said to arouse as much as a fleeting doubt of the fairness of the foreclosure or the $1.50 tender offer’ price.” Solomon II, 672 A.2d at 39 (quoting Solomon I, 1995 WL 250374, at *5 n.5). Both Chancellor Allen and the Delaware Supreme Court thus considered, but ultimately rejected on the facts, challenges to the fairness of the tender offer.

The unique facts of Solomon II make it an odd and unsatisfactory cornerstone for the Siliconix line of authority. See Letsou & Haas, supra, at 42-44, 57-68 (arguing that Solomon II does not provide support for Siliconix); Gilson & Gordon, supra, at 818 n.122 (same); see also Stevelman, supra, at 818-22 (distinguishing Solomon II).5 Further undercutting Solomon II as a source of freeze-out law is the fact that the decision was authored by Justice Hartnett, because to read Solomon II as governing controlling stockholder freeze-outs renders the decision inconsistent with opinions Justice Hartnett wrote while serving on the Court of Chancery. See Letsou & Haas, supra, at 61-62.

[5]	Professor Guhan Subramanian has discovered that during an approximately four year period prior to Siliconix, only 13% of freeze-outs (14 out of 108) were implemented using a Siliconix structure, while during a similar period after Siliconix, 33% of freeze-outs (24 out of 76) employed the structure. He finds the increase to be statistically significant at a 5% confidence level. Professor Subramanian infers that practitioners did not understand Solomon II to have addressed squeeze-out transactions; it was rather the combination of Siliconix and Glassman in 2001 that established a different standard of review. See Guhan Subramanian, Post-Siliconix Freeze-Outs: Theory and Evidence, 36 J. Legal Stud. 1, 10-11 (2007).

For example, in Lewis v. Fuqua Industries, Inc., 1982 WL 8783 (Del. Ch. Feb. 16, 1982), then-Vice Chancellor Hartnett held that a party making a tender offer “had no duty to offer any particular sum to the stockholders as long as they complied with the requirements of full disclosure with complete candor.” Id. at *3. He was careful to point out that “[a]lthough the Corporation originally proposed a going private freeze out plan, it was withdrawn and the defendants have assured the Court that no freeze out plan is now contemplated.” Id. at *1. He later noted that the rule rejecting an “obligation to pay a fair price” applied in a “non-freeze out Tender Offer.” Id. at *3.

In Joseph v. Shell Oil Co., 482 A.2d 335 (Del. Ch. 1984), Vice Chancellor Hartnett considered a controlling stockholder tender offer that actually was the first step of a planned freeze-out. Royal Duty Petroleum Company owned approximately 69.5% of the common stock of Shell Oil Company. After an independent committee of Shell directors rejected a Royal Dutch transaction proposal at $55 per share, Royal Dutch launched a tender offer at $58 per share and disclosed that “it intended to eventually obtain all the shares of Shell” through a short-form merger after the tender offer or, if it did not obtain 90% of the shares, through open market purchases to reach the 90% ownership level. Id. at 340. Various stockholder plaintiffs sought to enjoin the transaction. Citing Lynch v. Vickers Energy Corp. 383 A.2d 278 (Del. 1977), and other tender offer precedents, the defendants argued that Royal Dutch had “no legal duty to offer a fair price.” Joseph, 482 A.2d at 341. Vice Chancellor Hartnett rejected that argument, holding instead that “the plaintiffs met their burden of showing . . . a reasonable probability” that the defendants had not complied with their duties under Weinberger v. UOP, Inc., 475 A.2d 701 (Del. 1983), the landmark entire fairness case. Joseph, 482 A.2d at 340.

Fuqua and Joseph indicate that Justice Hartnett believed entire fairness would apply to a controlling stockholder tender offer that was the first step in a freeze-out. In Solomon II, Justice Hartnett cited both Lynch v. Vickers and Weinberger. Justice Hartnett did not mention, much less distinguish, his decisions in Fuqua and Joseph. Given his prior rulings, it hardly seems likely that Justice Hartnett regarded Solomon II as establishing a principle of non-review for a controller’s first-step tender offer.

The Siliconix line of cases has assumed Solomon II applies to a controller’s first-step tender offer without grappling with the fundamentally different nature of the Solomon II precedent.6 Solomon II simply did not speak to controlling stockholder squeeze-outs. The decision rested on the case-specific reality that CLBN was not standing on both sides of the transaction.7 When a controlling stockholder does not stand

[6]	See Cox Radio, 2010 WL 1806616, at *11 (noting without discussion that “Pure Resources is based on the Supreme Court’s decision in Solomon v. Pathe Communications Corp.”); Next Level Commc’ns, 834 A.2d at 845-46 (same); Pure Resources, 808 A.2d at (citing Solomon II for the proposition that there is no fair price inquiry so long as the tender offer is not coercive or misleading); Aquila, 805 A.2d at 190 (relying on Solomon II to conclude that controlling shareholders have no duty of entire fairness in a non-coercive tender or exchange offer); Siliconix, 2001 WL 716787, at *6 (same). The Delaware Supreme Court recently cited Solomon II for the general rule that a tender offeror does not have any duty to offer a particular price. See Pfeffer v. Redstone, 965 A.2d 676, 684 (Del. 2009). Pfeffer was not a controlling stockholder squeeze-out.
[7]	See Kahn v. Tremont Corp., 694 A.2d 422, 428 (Del.1997) (“[W]hen a controlling shareholder stands on both sides of the transaction the conduct of the parties will be viewed under the more exacting standard of entire fairness . . . .”); Lynch, 638 A.2d at 1115 (“A controlling or dominating shareholder standing on both sides of a transaction . . . bears the burden of proving its entire fairness.”); Weinberger, 457 A.2d at 710 (“The requirement of fairness is unflinching in its demand that where one stands on both sides of a transaction, he has the burden of establishing its entire fairness, sufficient to pass the test of careful scrutiny by the courts.”); Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 110 (Del. 1952) (“Since [the majority stockholder and its board representatives] stand on both sides of the transaction, they bear the burden of establishing its entire fairness, and it must pass the test of careful scrutiny by the courts.”).

on both sides of the transaction, the entire fairness standard does not apply. In re John Q. Hammons Hotels Inc. S’holders Litig., 2009 WL 3165613, at *10 (Del. Ch. Oct. 2, 2009); see Sinclair Oil Corp. v. Levien, 280 A.2d 717, 720 (Del. 1971) (“[Entire fairness] will be applied only when the fiduciary duty is accompanied by self-dealing – the situation when a parent is on both sides of a transaction with its subsidiary.”). This principle held true in Solomon II, but not in the generic sense that a tender offer always is made directly to stockholders. The principle rather held true in the specific sense of CLBN’s third party role on the facts alleged in the case.

Solomon II therefore does not hold that controllers never owe fiduciary duties when making tender offers, nor does it eliminate the possibility of entire fairness review for a two-step freeze-out transaction. “[T]he Solomon line of cases does not eliminate the fiduciary duties of controlling stockholder or target boards in connection with tender offers made by controlling stockholders. Rather, the question is the contextual extent and nature of those duties . . . .” Pure Resources, 808 A.2d at 444. Put differently, the question is: What transactional structures result in the controlling stockholder not standing on both sides of a two-step freeze-out?

Pure Resources sought to answer this question and move towards harmonizing the Siliconix and Lynch lines of authority. The decision did not establish immutable rules for tender offer freeze-outs, as the defendants contend. Vice Chancellor Strine explicitly addressed the doctrinal issues “tentatively, and incompletely,” and in a manner which “befits the development of the common law in expedited decisions.” 808 A.2d at 445. As confirmed by his subsequent decision in Cox Communications, Vice Chancellor Strine did not regard Pure Resources as the final word on Siliconix tender offers. See also Next Level, 834 A.2d at 854 n.106 (“The court agrees that this area of the law [i.e., review of Siliconix transactions] is developing . . . ..”).

Pure Resources set out a series of requirements for a controlling stockholder tender offer.

In order to address the prisoner’s dilemma problem, our law should consider an acquisition tender offer by a controlling stockholder non-coercive only when: 1) it is subject to a non-waivable majority of the minority tender condition; 2) the controlling stockholder promises to consummate a prompt § 253 merger at the same price if it obtains more than 90% of the shares; and 3) the controlling stockholder has made no retributive threats.

808 A.2d at 445. The decision also imposed a duty on the controlling stockholder to permit the independent directors on the target board both free rein and adequate time to react to the tender offer, by (at the very least) hiring their own advisors, providing the minority with a recommendation as to the advisability of the offer, and disclosing adequate information for the minority to make an informed judgment.

Id.

Pure Resources was an evolutionary decision that raised the bar for two-step squeeze-outs. The transaction structures approved in the two preceding Court of

Chancery decisions – Siliconix and Aquila – would not have passed muster under the Pure Resources test. In Siliconix, the controller did not commit to a prompt back-end merger; it merely stated that it would “consider” a follow-on short-form merger. 2001 WL 716787, at *2. The Siliconix court declined to impose a fairness duty in part because the Court regarded a tender offer followed by a short-form merger “as separate events.” Id. at *8 n.35. In Aquila, the tender offeror made a back-end commitment, but the target subsidiary board lacked any independent directors. 805 A.2d at 186. The target board did not attempt to negotiate with the controller or make a recommendation on how to tender; it merely hired an investment banker and disseminated the banker’s opinion and analysis. Id. at 191. The controller in Aquila could not have satisfied its Pure Resources duty “to permit the independent directors on the target board both free rein and adequate time to react to the tender offer . . . .” 808 A.2d at 445.

Three years after Pure Resources, Vice Chancellor Strine revisited the tension between Lynch and Siliconix in Cox Communications. Commenting on Pure Resources, he recalled that in that decision the court decided that it was better to formulate protective standards that were more flexible, with the hope that at a later stage the two strands could be made more coherent, in a manner that addressed not only the need to protect minority stockholders but also the utility of providing a non-litigious route to effecting transactions that often were economically efficient both for the minority who received a premium and in the sense of creating more rationally organized corporations.

Cox Commc’ns, 879 A.2d at 624.

Cox Communications rendered the Lynch and Siliconix standards coherent by explaining that the business judgment rule should apply to any freeze-out transaction that is structured to mirror both elements of an arms’ length merger, viz. approval by disinterested directors and approval by disinterested stockholders. Id. at 606.

These steps are in important ways complements and not substitutes. A good board is best positioned to extract a price at the highest possible level because it does not suffer from the collective action problem of disaggregated stockholders. . . . Although stockholders are not well positioned to use the voting process to get the last nickel out of a purchaser, they are well positioned to police bad deals in which the board did not at least obtain something in the amorphous “range” of financial fairness.

Id. at 619. Accord Fixing Freezeouts, supra, at 63-64; Letsou & Haas, supra, at 81-94; Gilson & Gordon, supra, at 838-40. Doctrinally, the use of both structural protections results in the controller standing only on one side of the transaction – as the buyer – and renders entire fairness inapplicable. John Q. Hammons, 2009 WL 3165613, at *10.

Under the Cox Communications framework, if a freeze-out merger is both (i) negotiated and approved by a special committee of independent directors and (ii) conditioned on an affirmative vote of a majority of the minority stockholders, then the business judgment standard of review presumptively applies. 876 A.2d 606. If the transaction does not incorporate both protective devices, or if a plaintiff can plead particularized facts sufficient to raise a litigable question about the effectiveness of one of the devices, then the transaction is subject to entire fairness review. Id. The viability of a challenge to a controlling stockholder merger in which both protective devices are used thus can be assessed prior to trial, either on the pleadings or via motion for summary judgment. Id. at 607, 643-45.

Likewise under the Cox Communications framework, if a first-step tender offer is both (i) negotiated and recommended by a special committee of independent directors and (ii) conditioned on the affirmative tender of a majority of the minority shares, then the business judgment standard of review presumptively applies to the freeze-out transaction. Id. at 607. As with a merger, if both requirements are not met, then the transaction is reviewed for entire fairness. Id.8

Post-Lynch experience shows that special committees can negotiate effectively with controllers and that both special committees and minority stockholders can reject squeeze-out proposals. The 2008 exchange offer in this case was withdrawn when minority stockholders responded negatively. I am currently presiding over a challenge to a controlling transaction in which the majority-of-the-minority tender condition failed twice. See Revlon II, 990 A.2d at 957. Last fall the directors of iBasis adopted a rights plan in response to a tender offer by its controlling stockholder, Royal KPN. The iBasis directors filed two lawsuits against Royal KPN, took one of the lawsuits through trial,

[8]	Careful readers will note that in describing this test, I have departed from the language of Cox Communications in one respect. That decision stated initially that entire fairness would apply “if a special committee recommended that the minority not tender.” 879 A.2d at 607. This language suggests that entire fairness might not apply as long as the special committee took no position on the tender offer. As this case demonstrates, and in decided contrast to boards responding to third-party tender offers, there are many “edifying examples of subsidiary directors courageously taking no position on the merits of offers by a controlling stockholder.” Pure Resources, 808 A.2d at 443; see also, e.g., Revlon II, 990 A.2d at 946; Siliconix, 2001 WL 716787, at *9; Chaffin v. GNI Group, Inc., 1999 WL 721569, at *2 (Del. Ch. Sept. 3, 1999). The animating principle underlying the unified approach is to give judicial deference to processes that simulate arms’ length third-party transactional approvals. In a merger, directors must approve and recommend the transaction before it is submitted to stockholders. 8 Del. C. § 251(b). Therefore an affirmative recommendation is required for entire fairness not to apply. The Cox Communications case elsewhere described the approval requirement in these terms. 879 A.2d at 646 (providing for business judgment review if “the tender offer was recommended by an independent special committee”).

and ultimately extracted a price increase from $2.25 to $3 per share. In 2005, minority stockholders at Cablevision Systems Corporation rejected a going private transaction proposed by the Dolan family, which controlled 74% of the company’s voting power, despite its 51% premium over market. In 2003, the outside directors of Next Level Communications, Inc. resisted a Siliconix tender offer and filed suit against the controlling stockholder to enjoin the transaction. Next Level, 834 A.2d at 846-47. In Siliconix itself, the exchange offer that was the subject of the decision ultimately failed to satisfy its majority-of-the-minority condition. These examples augur in favor of a unified standard under which independent directors and unaffiliated stockholders are given the tools to negotiate with controllers, backstopped by meaningful judicial review for fairness when those tools are withheld.

I recognize that by applying the unified standard, I reach a different conclusion than the recent Cox Radio decision, which opted to follow Pure Resources. See Cox Radio, 2010 WL 1806616, at *10-12 (approving settlement of litigation challenging Siliconix transaction). The choice among Lynch, Pure Resources, and Cox Communications implicates fundamental issues of Delaware law and public policy that only the Delaware Supreme Court can resolve. Until the Delaware Supreme Court has the opportunity to address Lynch and Siliconix definitively, I believe the unified standard from Cox Communications offers the coherent and correct approach.

2.	Applying The Unified Standard To This Case

The Tender Offer does not pass muster under the unified standard. First and most obviously, the Special Committee did not recommend in favor of the transaction. That fact alone is sufficient to end the analysis and impose an obligation on CONSOL to pay a fair price.

Second, the Special Committee was not provided with authority comparable to what a board would possess in a third-party transaction. Initially, the Special Committee was authorized only to review and evaluate the Tender Offer, to prepare a Schedule 14D-9, and to engage legal and financial advisors for those purposes. The Special Committee was not authorized to negotiate or to consider other alternatives. When Pipski asked for the authority to consider alternatives, the CNX Gas board declined his request. Later, when Pipski requested full board authority to respond to the Tender Offer, the CNX Gas board again declined his request.

The CNX Gas board majority grounded its decision on CONSOL’s unwillingness to sell its CNX Gas shares. Given CONSOL’s position as a controlling stockholder and the additional rights CONSOL possessed under its various agreements with CNX Gas, any effort to explore strategic alternatives likely would have been an exercise in futility. But that was a decision for Pipski and his advisors to make. Armed with an appropriate delegation of authority, Pipski and the creative minds at Skadden and Lazard might have devised ways to increase the Special Committee’s leverage. They might have filed litigation against CONSOL. Or they might have considered some form of rights plan.

The defendants have pointed out that Pure Resources rejected an argument that the subsidiary board breached its fiduciary duties “by not giving the Special Committee the power to block the Offer by, among other means, deploying a poison pill.” 808 A.2d at 446. Vice Chancellor Strine decided that at that point in the evolution of the Siliconix standard, it was unnecessary:

to burden the common law of corporations with a new rule that would tend to compel the use of a device that our statutory law only obliquely sanctions and that in other contexts is subject to misuse, especially when used to block a high value bid that is not structurally coercive. When a controlling stockholder makes a tender offer that is not coercive in the sense I have articulated, therefore, the better rule is that there is no duty on its part to permit the target board to block the bid through use of the pill. Nor is there any duty on the part of the independent directors to seek blocking power.

Id. (footnotes omitted).

Since Pure Resources, Vice Chancellor Strine approved the deployment of a rights plan against a controlling stockholder, and the Delaware Supreme Court affirmed this decision. Hollinger Int’l v. Black, 844 A.2d 1022 (Del. Ch. 2004) (“Hollinger I”), aff’d, 872 A.2d 559 (Del. 2005). In Hollinger I, the subsidiary board used the rights plan to prevent the controller from selling his control block to a third party. Id. at 1088. The rights plan was deemed appropriate “as an inhibition on alienation or additional purchases” by the controller. Id. “[T]he board seeks to use the Rights Plan in a manner analogous to that articulated by Chancellor Allen in Interco, giving the board the breathing room to identify value-maximizing transactions.” Id. at 1088-89 (footnote omitted) (citing City Capital Assocs. Ltd. P’ship v. Interco Inc., 551 A.2d 787, 797-99 (Del. Ch. 1988) and Ronald J. Gilson & Reinier Kraakman, Delaware’s Intermediate Standard for Defensive Tactics: Is There Substance to Proportionality Review?, 44 Bus. Law. 247 (1989) [hereinafter, “Delaware’s Intermediate Standard”]).

A subsequent decision involving the same controlling stockholder recognizes that director primacy remains the centerpiece of Delaware law, even when a controlling stockholder is present:

The reality is that controlling stockholders have no inalienable right to usurp the authority of boards of directors that they elect. That the majority of a company’s voting power is concentrated in one stockholder does not mean that stockholder must be given a veto over board decisions when such a veto would not also be afforded to dispersed stockholders who collectively own a majority of the votes. Like other stockholders, a controlling stockholder must live with the informed (i.e., sufficiently careful) and good faith (i.e., loyal) business decisions of the directors unless the DGCL requires a vote. That is a central premise of our law, which vests most managerial power over the corporation in the board, and not in the stockholders.

Hollinger Int’l v. Hollinger Int’l, Inc., 858 A.2d 342, 387 (Del. Ch. 2004) [hereinafter, “Hollinger II”], appeal refused, 871 A.2d 1128, 2004 WL 1732185 (Del. 2004) (TABLE).

These principles apply directly here. A controller making a tender offer does not have an inalienable right to usurp or restrict the authority of the subsidiary board of directors. A subsidiary board, acting directly or through a special committee, can deploy a rights plan legitimately against a controller’s tender offer, just as against a third-party tender offer, to provide the subsidiary with time to respond, negotiate, and develop alternatives. The fact that the subsidiary’s alternatives may be limited as a practical matter does not require that the controller be given a veto over the board decision-making process. Prolonged and inequitable use of the rights plan by the subsidiary remains subject to traditional review under Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946 (Del.1985). Unlike dispersed stockholders, a controller typically also will have the ability to use its voting power to remove and replace incumbent directors and, if it wishes, force through its chosen transaction via merger.

Because a board in a third-party transaction would have the power to respond effectively to a tender offer, including by deploying a rights plan, a subsidiary board should have the same power if the freeze-out is to receive business judgment review. This does not mean that a special committee must use that power. The shadow of pill adoption alone may be sufficient to prompt a controller to give a special committee more time to negotiate or to evaluate how to proceed. What matters is that the special committee fulfills its contextualized duty to obtain the best transaction reasonably available for the minority stockholders. Here, the Special Committee was deprived of authority that a board would have in a third-party transaction. Under Cox Communications, this fact provides a separate and independent basis to review a controlling stockholder freeze-out for entire fairness.

Third, the plaintiffs have raised sufficient questions about the role of T. Rowe Price to undercut the effectiveness of the majority-of-the-minority tender condition. Economic incentives matter, particularly for the effectiveness of a legitimizing mechanism like a majority-of-the-minority tender condition or a stockholder vote. See Crown EMAK Partners, LLC v. Kurz,          A.2d         , 2010 WL 1610487, at *10 (Del. Apr. 21, 2010) (“[W]hat legitimizes the stockholder vote as a decision-making mechanism is the premise that stockholders with economic ownership are expressing their collective view as to whether a particular course of action serves the corporate goal of stockholder wealth maximization.”) (citation and internal quotation omitted). In Pure

Resources, the holders of shares subject to put agreements were excluded from the majority-of-the-minority calculation because “it is clear that the Put Agreements can create materially different incentives for the holders than if they were simply holders of Pure common stock.” 808 A.2d at 426.

T. Rowe Price as a whole owns 6.5% of CONSOL’s outstanding common stock versus 6.3% of CNX Gas. T. Rowe Price’s roughly equivalent equity interests leave it fully hedged and indifferent to the allocation of value between CONSOL and CNX Gas. To the extent the Tender Offer shortchanges CNX Gas holders, T. Rowe Price gains proportionately through its CONSOL ownership. To the extent CONSOL overpays, T. Rowe Price gains proportionately through its CNX Gas ownership. T. Rowe Price arguably has an incentive to favor CONSOL because of its slightly larger percentage equity ownership and holdings in CONSOL debt. T. Rowe Price’s has materially different incentives than a holder of CNX Gas common stock, thereby calling into question the effectiveness of the majority-of-the-minority condition.

The defendants respond to this problem by saying I should not consider T. Rowe Price’s buy-side interest at all because considering the economic incentives of stockholders “would be unworkable as well as unwarranted.” CONSOL Defendants’ Answering Br. 26. They continue:

Sophisticated institutional investors . . . often have diverse holdings that could include shares of both parent and subsidiary; they often own derivatives, have complex hedging arrangements, possess holdings in competitor corporations, and/or have made directional sector bets that could have some conceivable impact on their decision to tender. In most cases, Delaware courts will simply have no way of knowing the extent of institutional stockholders’ other investments or of discerning their true motivations for tendering.

Id. at 26-27. But nothing about this case requires that Delaware courts conduct generalized inquiries into “the extent of institutional stockholders’ other investments” or “their true motivations for tendering.”

It was neither the plaintiffs nor this Court that put the focus on T. Rowe Price and its cross-ownership. It was CONSOL who elected to pre-negotiate the terms of the Tender Offer with T. Rowe Price, a third-party non-fiduciary, rather than negotiating with the Special Committee. It was CONSOL and T. Rowe Price who chose to enter into the tender agreement. T. Rowe Price’s incentives are at issue because of decisions that CONSOL and T. Rowe Price chose to make.

This case also is not the result of, nor should it be read to encourage, generalized fishing expeditions into stockholder motives. T. Rowe Price is the largest minority holder of CNX Gas. It controls 37% of the public float. As the Special Committee itself concluded in the Schedule 14D-9, the tender agreement with T. Rowe Price “increases the certainty of the offer being successful and, as a result, reduces the likelihood of any increase in the offer price by reducing the negotiation leverage of the ‘majority of the minority’ condition.” As the Special Committee also observed, “T. Rowe Price’s interests may not be the same as the other minority shareholders due to the fact that T. Rowe Price beneficially owned 6.51% of the outstanding common stock of CONSOL.” This case is not about “holdings in competitor corporations” or “directional sector bets.” It is about a direct economic conflict that at best renders T. Rowe Price indifferent to the allocation of value between CONSOL and CNX Gas and at worst gives T. Rowe Price reason to favor CONSOL.

The defendants next argue that I cannot consider T. Rowe Price as a whole but rather must look through T. Rowe Price’s ownership block to consider the separate ownership stakes of the Capital Appreciation Fund and the Mid-Cap Growth Fund. The defendants argue that Giroux, who negotiated with CONSOL, managed the Capital Appreciation Fund, which did not own any CONSOL shares. They observe that Giroux is a fiduciary for his investors and that he testified in deposition about his desire and efforts to obtain the highest price possible for T. Rowe Price’s shares of CNX Gas.

While this argument has significant force, it runs up against CONSOL’s decision to enter into the tender agreement with T. Rowe Price for all of its shares, not just the shares owned by the Capital Appreciation Fund. And CONSOL structured the majority-of-the-minority condition to include all of T. Rowe Price’s shares in the denominator, not just the shares owned by the Capital Appreciation Fund. CONSOL thus chose to deal with T. Rowe Price as a whole.

There are also serious fact issues that cloud the T. Rowe Price picture. Wakeman was an ardent backer of CONSOL and its management before, during, and after the negotiations over the tender agreement. On March 26, 2010, one week after T. Rowe Price and CONSOL struck the deal on price and five days after they announced the tender agreement, Wakeman emailed DeIuliis to express his strong support:

Now that you guys have all the M/A and funding behind you, [CONSOL] can focus on running the business after 2 weeks on the road . . . . I just wanted to reach out to you and let you know that [the Mid-Cap Growth

Fund], who was/is your largest shareholder in [CNX Gas] and [CONSOL] at T. Rowe Price, is still very positive on the management and value creation potential of a [CONSOL] investment going forward. [The Mid-Cap Growth Fund] was the majority of the $42.50 order in the [CNX equity raise]. It is interesting to note that another large portfolio manager is very interested in owning [CONSOL] and he might be another 3 million shares [sic.] at some point (limit on the deal was $42). [The Mid-Cap Growth Fund] would also be interested in rounding up our increased position size further at the right price. I realize there was a lot of emotions [sic.] surrounding the [CONSOL] buy-in of [CNX Gas] from numerous parties at our firm and your company. At this point it is water over the dam and the key point is making sure [CONSOL] continues to be a successful company going forward. [The Mid-Cap Growth Fund] remains a large supporter of you, your management team and the [CONSOL] strategy. I hope [CONSOL] remains comfortable with T. Rowe Price as a very large shareholder. Thanks again for all your hope and we look forward to speaking with you going forward to talk about the next chapter of [CONSOL]’s growth!

Giroux testified that he spoke to Beekhuis, Wakeman’s co-manager of the Mid-Cap Growth Fund, during the March 19 negotiations over the tender agreement. The plaintiffs also point to evidence suggesting that T. Rowe Price viewed $40 as its bottom line number, arguing that the firm caved in to pressure from CONSOL. The defendants answer that the higher figure assumed a stock deal, and T. Rowe Price was happy with less cash.

It is frankly difficult for me to evaluate the parties’ competing positions on a preliminary record. It is difficult to assess the vibrancy of the negotiation process from reading Giroux and Harvey’s depositions. Key T. Rowe Price participants like Linehan, Wakeman, and Beekhuis were not deposed. I have not been provided with meaningful information about Giroux’s compensation or incentives. Giroux reports to Linehan, the head of global equities, who the plaintiffs say orchestrated the ultimate deal on price. I have even less information about Linehan than I do about Giroux.

Were I evaluating the Tender Offer under the Pure Resources standard, I would incline toward (i) enjoining the transaction preliminarily until CONSOL modified the Tender Offer to exclude the Mid-Cap Growth Fund shares from the majority-of-the-minority calculation and (ii) requiring disclosure of the change followed by sufficient time for CNX Gas stockholders to consider its implications and respond. But because I am evaluating the Tender Offer under the Cox Communications unified standard, I do not need to rule definitively on the effectiveness of the majority-of-the-minority condition.

The absence of Special Committee approval imposes an obligation on the defendants to show that the Tender Offer price is fair. The defendants are free to argue at a later stage of the proceeding and on a fuller record that (i) the negotiations with T. Rowe Price were truly at arms’ length and untainted by cross-ownership, and (ii) the majority-of-the-minority condition was effective.

B.	The Plaintiffs’ Disclosure Claims Are Meritless.

In contrast to their fairness claim, where the plaintiffs have shown a probability of success on the merits, the plaintiffs’ disclosure claims are meritless. The existence and scope of the duty of disclosure is not disputed. See, e.g., Pure Resources, 808 A.2d at 447-52 (describing applicable legal principles).

First, the plaintiffs cite a sentence in the Offer to Purchase in which CONSOL disclosed that between 2008 and 2010, “from time to time, representatives of CONSOL and/or its senior management held meetings with certain significant stockholders of CNX

Gas, and also attended social occasions at which significant stockholders of CNX Gas were present.” Plaintiffs claim CONSOL did not describe the nature of those discussions. The Offer to Purchase states that the discussions concerned “the businesses of CONSOL and CNX Gas.” The plaintiffs were free to explore this issue in discovery. They have not identified any potentially material information about the discussions.

Second, plaintiffs claim that the Offer to Purchase does not disclose whether any large shareholders other than T. Rowe Price entered into any sort of agreement with CONSOL to tender their shares. The absence of a disclosure means there is nothing to disclose. If the plaintiffs had identified an agreement during discovery, the result obviously would be different.

Third, the plaintiffs assert that the EBITDA figures from CONSOL’s management projections do not match up with those used in a presentation by Stifel Financial, CONSOL’s investment banker. The Stifel EBITDA figures that the plaintiffs cite did not come from management projections, but rather from Bloomberg consensus estimates. Elsewhere in its analysis, Stifel used management’s EBITDA projections, and they correspond to the EBITDA numbers disclosed in the Offer to Purchase. Stifel’s complete presentation is disclosed as an exhibit to the CONSOL Schedule 13E-3.

Relatedly, plaintiffs argue that the Offer to Purchase does not provide updated and realistic financial projections. The plaintiffs have not identified any additional projections, and the defendants cannot disclose projections that do not exist. The Offer to Purchase and the Schedule 14D-9 already disclose the projections that were provided to Stifel and Lazard. The plaintiffs have not convinced me that anything more is needed in this case, such as the “price deck” underlying the projections.

Fourth, the plaintiffs object that Stifel’s valuation multiples for CNX Gas differ depending on whether the multiples are calculated based on earnings or based on proven reserves. When different valuation metrics are employed, different multiples frequently result. The plaintiffs also object that Lazard derived EBITDA multiples for CNX Gas using a comparable companies analysis and then used different and lower EBITDA multiples when determining the terminal value of CNX Gas in its discounted cash flow analysis. Using the lower EBITDA multiples decreases the value of the DCF range. The Lazard representative provided a plausible explanation for using lower multiples, namely that at the point when the terminal value is calculated in 2019, CNX Gas will be a mature company, will have depleted more of its reserves, and therefore should command a lower multiple. Regardless, the debate does not give rise to a disclosure claim. What matters is that the Schedule 14D-9 accurately summarizes the valuation methodologies used by Lazard. The plaintiffs have not offered any evidence suggesting bad faith or an improper manipulation of the valuation methodology.

Finally, the plaintiffs contend that the Schedule 14D-9 does not disclose the amount or nature of investment banking or other financial services that Lazard is currently providing or expects to provide to CONSOL or the anticipated fees and revenues to Lazard for the provision of these services. The Schedule 14D-9 is silent as to any work that Lazard is currently doing for CONSOL because Lazard is not currently doing any work for CONSOL. The Schedule 14D-9 discloses that Lazard “may provide investment banking services to [CNX Gas] or CONSOL in the future, for which Lazard may receive compensation.” The plaintiffs had the opportunity to take discovery and have not identified anything that would suggest that Lazard in fact is performing any financial services for CONSOL now or expects to in the future.

C.	Irreparable Harm And The Balance Of Hardships

If I had evaluated the Tender Offer under the Pure Resources standard, I would face difficult tasks in assessing irreparable harm and balancing hardships. As noted, I harbor serious concern about the structure of the majority-of-the-minority tender condition. I also question whether the limitations CONSOL put on the Special Committee violated its Pure Resources duty “to permit the independent directors on the target board both free rein and adequate time to react to the tender offer.” 808 A.2d at 445; see Cox Radio, 2010 WL 1806616, at *12 (noting that if a special committee were not granted negotiating power, “the Transaction probably would not be entitled to protection under Pure Resources, as the Special Committee would have lacked the requisite free rein to provide the minority with a meaningful recommendation on the Transaction”). Under Pure Resources, these problems would weigh in favor of an injunction.

Otherwise, the Tender Offer is not coercive in any traditional non-Lynch sense. It is not structurally coercive because of the prompt back-end merger commitment at the same Tender Offer price. Pure Resources, 808 A.2d at 438. No one argues that the Tender Offer is substantively coercive. See Chesapeake Corp. v. Shore, 771 A.2d 293, 324-25 (Del. Ch. 2000) (discussing substantive coercion as conceived in Delaware’s

Intermediate Standard, supra). The plaintiffs half-heartedly contend that the Schedule TO contains retributive threats, but the Schedule TO’s descriptions about actions CONSOL may consider if the Tender Offer fails are facially neutral, balanced, and informative, not threatening. See Next Level, 834 A.2d at 853 (“Generally, reports of factual matters that are neutrally stated and not threatening do not amount to wrongful coercion.”); compare Eisenberg v. Chicago Milwaukee Corp., 537 A.2d 1051, 1062 (Del. Ch. 1987) (describing explicit threat by controller to delist shares).

The Tender Offer is an all-cash, premium transaction. No transactional alternative has been identified. Typically such a transaction will not be enjoined absent “not only a special conviction about the strength of the legal claim asserted, but also a strong sense that the risks in granting the preliminary relief of a[n] untoward financial result from the stockholders’ point of view [are] small.” Solash v. Telex Corp., 1988 WL 3587, at *13 (Del. Ch. Jan. 19, 1988) (Allen, C.). CONSOL reserved the right in its Schedule TO to withdraw its Tender Offer if an injunction issues. I would be forced to balance the benefits of fuller compliance with the Pure Resources framework against the risk of transactional jeopardy.

My decision to apply the Cox Communications unified standard simplifies matters. A plaintiff seeking to enjoin a tender offer must show that a post-trial award of money damages would not be a sufficient remedy. Gradient OC Master, Ltd. v. NBC Universal, Inc., 930 A.2d 104, 132 (Del. Ch. 2007). If the defendants fail to establish that the tender price is fair, an award of money damages can be fashioned. No question has been raised, much less evidence presented, to cast doubt on CONSOL’s solvency or ability to satisfy a damages award. The plaintiffs therefore have not shown any threat of irreparable harm. Given the availability of monetary relief, the balance of the equities favors the denial of the motion for preliminary injunction. Abrons v. Marée, 911 A.2d 805, 810-11 (Del. Ch. 2006).

III. CONCLUSION

For the foregoing reasons, I deny the plaintiffs’ motion for a preliminary injunction. IT IS SO ORDERED.

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